SMIC and SHHIC in Commercial Production of 0.162um Embedded EEPROM

Shanghai  [2010-02-02]

Shanghai, China – Feb 2, 2010. Shanghai Huahong Integrated Circuit Co., Ltd. (hereinafter referred to as “SHHIC”), a leading smart card IC supplier in China, today announced that its design of a high-end contactless smart card IC has successfully entered into commercial production at Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK) using SMIC’s 0.162um embedded EEPROM process.

The product is a collaborative effort by SHHIC and SMIC. It is also the first smart card IC in commercial production using SMIC’s 0.162um EEPROM technology.

The targeted markets for SHHIC’s high-end smart card IC product are identification or payment systems of which chip security and chip performance are the two key requirements. The product uses the leading 32-bit low-power security processor architecture, which adopts ROM, RAM and EEPROM of large capacity. The communication speed of the RFIC has reached the upper limit of the ISO/IEC14443 standard, which guarantees that the chip may be applied to a wide range of complex contactless IC applications. The chip also has an embedded high-quality random number generator, the latest design by SHHIC using built-in high-speed symmetric cryptography and Public Key Infrastructure (PKI) co-processor to support applications following mainstream cryptographic protocols. In addition, the chip uses an advanced anti-shock technology exclusively developed by SHHIC. Various mechanical shock tests have proven that the chip can withstand high impacts. With such features, a strong market demand for the SHHIC’s high-end contactless smart card ICs can be expected.

“SHHIC, as a leading supplier of smart card ICs in China, is dedicated to contactless IC product development,” said XinHua Ji, Director of Design of SHHIC. “The success of the commercial production of this smart card IC product marked a meaningful and unprecedented breakthrough in the industry.”

Chris Chi, Senior Vice President and Chief Business Officer of SMIC said, “ SMIC has reached a new milestone in embedded non-volatile memory (NVM) technology. The 0.162um embedded EEPROM process can provide customers solutions with more reliability, stability, and lower-costs. It will therefore greatly enhance customers’ market competitiveness, and consequently, consolidate SMIC’s leadership position in the embedded NVM market. The process is poised to play a significant role in both the existing and the potential markets in China. SMIC will continue with the R&D of embedded NVM technology and forge close collaboration with our clients for a win-win partnership. “

About SHHIC
SHHIC is a leading smart card IC supplier in China and plays a key role in China’s Project 909. Its products range from contactless IC, contact CPU IC, telecom smart card, information security chips, and also RFID, public transportation cards, population management, identification, social security, telecommunications, mobile handsets and more. Among all smart card IC suppliers in China, SHHIC has the most complete and extensive product lines and is the only company that provides both transportation and social security smart card ICs in one supplier. SHHIC has been elected as top 10 China IC design companies for a consecutive 9 years and its wafer ship has gone over 300 millions units per year. For more information, please visit http://www.shhic.com.

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com.

SAFE HARBOUR STATEMENTS
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.
Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 22, 2009, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Press Contacts:

SMIC Shanghai
Peter Lin
Public Relations
TEL¡G+8621 38610000 ext 12349
Email¡GPeter—LHH@smics.com

SMIC Shanghai
Angela Miao
Public Relations
TEL¡G+8621 38610000 ext 10088
Email¡GAngela—Miao@smics.com